MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts  02199
Phone 617-954-5000

                                           January 31, 2014

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Amendment No. 8 to Registration Statement on Form N-1A for MFS Series Trust XIV ("Trust XIV") on behalf of MFS Institutional Money Market Portfolio (File No. 811-22033)

Ladies and Gentlemen:

On behalf of Trust XIV, this letter sets forth our responses to your comments of January 21, 2014, on the above-mentioned Amendment filed with the Securities and Exchange Commission (the "SEC") on December 23, 2013. The Amendment was filed for the purpose of updating the MFS Institutional Money Market Portfolio's financial and other information and, in connection, therewith, making certain other minor and conforming changes to the registration statement of the MFS Institutional Money Market Portfolio.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced Amendment.

Response:	As requested, in connection with the filing of the above-referenced Amendment, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
January 31, 2014

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Part B of the Registration Statement Comment

2.	Comment:	Under Appendix F – Investment Restrictions, where stated that the Fund may not invest except to the extent not prohibited by applicable law, please describe the requirements of the applicable law.

Response:
To the extent the Fund intends to engage in borrowing, underwriting, issuing senior securities, and lending, the extent to which the Fund may do so and the risks associated with those types of transactions are described in Appendix E - Investment Strategies and Risks in the Fund's SAI.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

                                           Sincerely,

                                           SUSAN A. PEREIRA
                                           Susan A. Pereira
                                           Assistant Secretary